UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )*

Praxis Precision Medicines, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

74006W207
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

SCHEDULE 13G
CUSIP: 74006W207	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Verition Fund Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
702,979

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
702,979

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
702,979

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13G
CUSIP: 74006W207	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS
Nicholas Maounis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
702,979

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
702,979

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
702,979

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G
CUSIP: 74006W207	Page 4 of 8 Pages
Item 1(a)	Name of Issuer

Praxis Precision Medicines, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

99 High Street, 30th Floor
Boston, MA 02110

Item 2(a)	Names of Persons Filing

This Statement is filed on behalf of each of the following persons: Verition Fund Management LLC and Nicholas Maounis (collectively, the “Reporting Persons”).  This Statement relates to Shares (as defined herein) held for the account of Verition Multi-Strategy Master Fund Ltd.  Verition Fund Management LLC serves as the investment manager to Verition Multi-Strategy Master Fund Ltd.  Mr. Nicholas Maounis is the managing member of Verition Fund Management LLC.  In such capacities, each of the Reporting Persons may be deemed to have voting and dispositive power over the Shares held for Verition Multi-Strategy Master Fund Ltd.

Item 2(b)	Address of the Principal Business Office, or if none, Residence

The principle business office of each of the Reporting Persons is One American Lane, Greenwich, CT 06831.

Item 2(c)	Citizenship

Verition Fund Management LLC is a Delaware limited liability company.  Nicholas Maounis is a citizen of the United States.

Item 2(d)	Title of Class of Securities

Common Stock, $0.0001 par value per share (the “Shares”)

Item 2(e)	CUSIP Number

74006W207

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G
CUSIP: 74006W207	Page 5 of 8 Pages
Item 4	Ownership

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2023, the number of Shares that the Reporting Persons may be deemed to beneficially own equals 702,979 Shares held for the account of Verition Multi-Strategy Master Fund Ltd.

Item 4(b)	Percent of Class:

As of December 31, 2023, the number of Shares the Reporting Persons may be deemed to beneficially own constitutes approximately 8.0% of the total number of Shares outstanding (based upon information provided in the Issuer’s prospectus on Form 424B(4) filed with the Securities and Exchange Commission on January 11, 2024, there were 8,791,877 Shares outstanding as of December 31, 2023).

Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	702,979
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	702,979

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Verition Multi-Strategy Master Fund Ltd. is known to have the right to receive dividends from, and proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See disclosure in Item 2 hereof.

Item 8	Identification and Classification of Members of the Group

Not Applicable.

Item 9	Notice of Dissolution of Group

Not Applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the  purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G
CUSIP: 74006W207	Page 6 of 8 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2024

VERITION FUND MANAGEMENT LLC

By:	/s/ William Anderson
Name:	William Anderson
Title:	CFO

NICHOLAS MAOUNIS

/s/ Nicholas Maounis

SCHEDULE 13G
CUSIP: 74006W207	Page 7 of 8 Pages
EXHIBIT INDEX

Ex.		Page No.

I	Joint Filing Agreement	9

SCHEDULE 13G
CUSIP: 74006W207	Page 8 of 8 Pages
EXHIBIT I

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Praxis Precision Medicines, Inc., dated as of February 14, 2024, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date:  February 14, 2024

VERITION FUND MANAGEMENT LLC

By:	/s/ William Anderson
Name:	William Anderson
Title:	CFO

NICHOLAS MAOUNIS

/s/ Nicholas Maounis